Filed Pursuant to Rule 424(b)(5)
Registration No. 333-277835

PROSPECTUS SUPPLEMENT No. 4
(To prospectus dated March 20, 2024)

This prospectus supplement amends and supplements the information in the prospectus, dated March 20, 2024 (the “Base Prospectus”), filed with the Securities and Exchange Commission (the “SEC”) as part of our registration statement on Form S-3 (File No. 333-277835), which was declared effective by the SEC on March 20, 2024, as previously supplemented by our prospectus supplements, dated December 20, 2024, April 17, 2025 and November 18, 2025 (collectively the “Prior Prospectus Supplements” and, together with the Base Prospectus, the “Prior Prospectus”), initially relating to the offer and sale of up to $5,143,730 of shares of our common stock, par value $0.001 per share (the “Common Stock”), which was increased by $2,512,330 of shares of Common Stock pursuant to the prospectus supplement, dated December 20, 2024, and was subsequently increased by $2,169,272 of shares of Common Stock pursuant to the prospectus supplement, dated April 17, 2025, and further increased by $3,438,062 of shares of Common Stock pursuant to the prospectus supplement, dated November 18, 2025 (the “November Prospectus Supplement”). Sales under the Prior Prospectus Supplements were made pursuant to that certain At the Market Offering Agreement, dated March 11, 2024 (the “sales agreement”), entered into by us and H.C. Wainwright & Co., LLC (“Wainwright” or the “sales agent”), relating to the sale of Common Stock from time to time through Wainwright acting as agent or principal. This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

We have sold an aggregate of $10,005,300 of shares of Common Stock as of the date of this prospectus supplement pursuant to the sales agreement and the Base Prospectus, as supplemented by the Prior Prospectus Supplements.

The Common Stock is listed on the Nasdaq Capital Market under the symbol “CVKD.” On December 12, 2025, the last reported sale price of the Common Stock on the Nasdaq Capital Market was $11.00 per share.

The purpose of this prospectus supplement is to reduce the amount available under the November Prospectus Supplement by $2,250,007.90 of shares of Common Stock, such that the amount currently available to be sold pursuant to the November Prospectus Supplement, after taking into account all sales under the November Prospectus Supplement to date, is $569,717 of shares of Common Stock.

Investing in our Common Stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” of the Prior Prospectus Supplements and the Base Prospectus and in the documents incorporated by reference into the Prior Prospectus Supplements and the Base Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectus, this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 15, 2025.